GMO TRUST

Item 77D

For U.S. EQUITY Funds (Except Value Fund and REIT Fund), International Equity Funds (Except Foreign Fund, Foreign Small Companies Fund, Emerging Markets Fund, Evolving Countries Fund and Asia Fund), Tax-Managed Funds, Global Hedged Equity Fund and U.S. Sector Fund

Remove the following diversification restrictions: "Except for U.S. government securities, cash, and money market instruments, the Fund will not invest in any one security to an extent greater than 5 percentage points over that security's weighting in the Fund's benchmark."

For all Tax-Managed Funds

"The Fund will not purchase more than 10% of the outstanding securities of any issuer."